12012735

UNITED STATES
[redacted]URITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8 – 39592 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ENCLAVE CAPITAL, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 West 44th Street, Suite 1410
(No. And Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. INGLIS (646) 454-8610
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, STEPHEN J. INGLIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ENCLAVE CAPITAL, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member & CEO

Title

Notary Public

PETER KATZMAN
Notary Public, State of New York
No. 02KA6108407
Qualified in Nassau County
Commission Expires April 19, 20 12

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

**FULVIO & ASSOCIATES, L.L.P.**

*Certified Public Accountants*

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

February 22, 2012

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: ENCLAVE CAPITAL, LLC
CRD# 22732 SEC#8-39592

Gentlemen:

Enclosed are the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplementary Information as of December 31, 2011, Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3, and Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

2. Statement of Financial Condition as of December 31, 2011.

It is our understanding that ENCLAVE CAPITAL, LLC financial statements and supplementary schedules, which are bound separately from the statement of financial condition, shall be deemed confidential pursuant to the disclosure standards set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

Enclosures:

ENCLAVE CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2011

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

# ENCLAVE CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2011

# ENCLAVE CAPITAL, LLC

## REPORT PURSUANT TO RULE 17a-5(d)

## DECEMBER 31, 2011

ENCLAVE CAPITAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2011

**CONTENTS**


| | PAGE |
|---|---|
| Facing Page – Oath or Affirmation | 1-2 |
| Independent Auditors' Report | 3 |
| Statement of Financial Condition | 4 |
| Statement of Income | 5 |
| Statement of Changes in Members' Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to Financial Statements | 8-9 |
| Supplementary Information: | |
| Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission | 10 |
| Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 | 11 |
| Supplementary Reports of Independent Auditors: | |
| Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 | 12-13 |
| Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation | 14-15 |

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

# INDEPENDENT AUDITORS' REPORT

To the Members of
Enclave Capital, LLC:

We have audited the accompanying statement of financial condition of Enclave Capital, LLC (the "Company"), as of December 31, 2011, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enclave Capital, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fulvio & Associates, LLP

New York, New York
February 22, 2012

# ENCLAVE CAPITAL, LLC
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2011

## ASSETS

| | |
|---|---|
| Cash | $ 287,104 |
| Due from broker | 493,813 |
| Fixed assets (net of accumulated depreciation of $32,967) | 5,630 |
| Note receivable from member | 207,139 |
| Security deposit | 19,382 |
| Other assets | 4,550 |
| TOTAL ASSETS | $ 1,017,618 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses and other liabilities | $ 391,245 |
| Members' equity | 626,373 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 1,017,618 |

The accompanying notes are an integral part of these financial statements.

ENCLAVE CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

| | |
|---|---|
| **Revenues:** | |
| Software licensing fees | $ 4,050,183 |
| Commissions | 1,465,898 |
| Facility fees | 307,717 |
| Private placement and investment income | 265,464 |
| Interest income | 10,646 |
| Other income | 1,500 |
| TOTAL REVENUES | 6,101,408 |
| **Expenses:** | |
| Software royalty payments | 3,295,192 |
| Employee compensation and benefits | 742,111 |
| Professional fees | 725,489 |
| Member compensation for services | 518,453 |
| Clearing broker fees | 141,821 |
| Information services and data communication | 111,170 |
| Meals and entertainment | 98,817 |
| Rent | 93,547 |
| Office expenses | 87,400 |
| Travel expense | 86,035 |
| Regulatory fees | 21,262 |
| Other expense | 11,425 |
| Depreciation | 2,128 |
| TOTAL EXPENSES | 5,934,850 |
| Income before provision for income taxes | 166,558 |
| Provision for income taxes | (26,880) |
| NET INCOME | $ 139,678 |

The accompanying notes are an integral part of these financial statements.

ENCLAVE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

| | |
|---|---|
| Members' equity - December 31, 2010 | $ 306,695 |
| Contribution | 180,000 |
| Net income | 139,678 |
| Members' equity - December 31, 2011 | $ 626,373 |

The accompanying notes are an integral part of these financial statements.

# ENCLAVE CAPITAL, LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2011

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ 139,678 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | $ 2,128 | |
| Increase in due from broker | (111,156) | |
| Increase in note receivable | (10,614) | |
| Increase in security deposit | (19,382) | |
| Decrease in other assets | 280 | |
| Increase in accrued expenses and other liabilities | 74,293 | |
| Net adjustments | | (64,451) |
| Net cash provided by operating activities | | 75,227 |
| Cash flows from financing activities: | | |
| Contribution | | 180,000 |
| Net cash provided by financing activities | | 180,000 |
| NET INCREASE IN CASH | | 255,227 |
| Cash at December 31, 2010 | | 31,877 |
| Cash at December 31, 2011 | | $ 287,104 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the year for income taxes | | $ 10,628 |

The accompanying notes are an integral part of these financial statements.

ENCLAVE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

## NOTE 1. ORGANIZATION AND OPERATIONS

Enclave Capital, LLC (the "Company") is a Delaware limited liability company formed on May 26, 2005. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company conducts investment banking through an advisory and private placement practice. The Firm provides wholesale equity execution for the domestic U.S. markets and brokerage service to institutional investors in several developed, emerging and frontier markets through SEC Rule 15a-6. The Company licenses algorithmic equity execution software for a licensing fee, doing business as Deep Value Enclave, a division of the Company.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

No provision for federal and state income taxes has been made for the Company since the Company is not a taxable entity. The member is individually liable for the taxes on the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) bears no material effect on the financial statements as presented.

## NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain the greater of its minimum net capital of $250,000 or 6.667% of its aggregate indebtedness. At December 31, 2011, the Company had net capital of $329,162 and $79,162 of excess net capital.

NOTE 4. FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

| | |
|---|---|
| Computers | $ 23,700 |
| Furniture | 14,897 |
| | 38,597 |
| Less: Accumulated Depreciation | (32,967) |
| Net Fixed Assets | $ 5,630 |

NOTE 5. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2011, there were no customer accounts having debit balances which presented any risks.

NOTE 6. COMMITMENTS AND CONTIGENCIES

On January 25, 2011, the Company subleased office space which expires on October 30, 2012. The following is a schedule of future minimum lease payments required under the lease:

| Year ending December 31, | Amount |
|---|---|
| 2012 | $ 88,893 |

Rent expense for the year ended December 31, 2011 was $93,547.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated, and no events have been identified which have been deemed material.

# SUPPLEMENTARY INFORMATION

ENCLAVE CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

| | |
|---|---|
| CREDITS | |
| Members' equity | $ 626,373 |
| DEBITS | |
| Total non-allowable assets and other deductions | 297,211 |
| Net capital | $ 329,162 |
| Minimum net capital (the greater of 250,000 or 6.67% of aggregate indebtedness) | 250,000 |
| Excess net capital | $ 79,162 |
| Aggregate indebtedness: | |
| Accrued expenses and other liabilities | $ 391,245 |
| Ratio of aggregate indebtedness to net capital | 1.19 to 1 |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

ENCLAVE CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

# SUPPLEMENTARY REPORTS OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

**FULVIO** & ASSOCIATES, L.L.P.

*Certified Public Accountants*

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

# REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of
Enclave Capital, LLC:

In planning and performing our audit of the financial statements of Enclave Capital, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("Internal Control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's Internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's Internal Control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining Internal Control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of Internal Control

and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in Internal Control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in Internal Control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness ("Material Weakness") is a deficiency, or combination of deficiencies, in Internal Control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of Internal Control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in Internal Control that might be Material Weaknesses. We did not identify any deficiencies in Internal Control and control activities for safeguarding securities that we consider to be Material Weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Associates, LLP

New York, New York
February 22, 2012

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

**FULVIO & ASSOCIATES, L.L.P.**

*Certified Public Accountants*

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Enclave Capital, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Enclave Capital, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with their respective detailed general ledger cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the Company supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be used by, anyone other than these specified parties.

Fulvio & Associates, LLP

New York, New York
February 22, 2012

# ENCLAVE CAPITAL, LLC
## SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS
## FOR THE YEAR ENDED DECEMBER 31, 2011

| | Date Paid | Payments | Annual Assessment per Report |
|---|---|---|---|
| SIPC - 6 General Assessment | July 27, 2011 | $ 3,097 | |
| SIPC – 7 General Assessment Reconciliation – Year ended December 31, 2011 | February 14, 2012 | 2,937 | $ 6,034 |
| Total | | $ 6,034 | $ 6,034 |